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Exhibit 99.3

NEWS RELEASE:

FOR IMMEDIATE RELEASE

U.S. Antitrust Waiting Period Expires for Schering AG Tender Offer

        Leverkusen, Federal Republic of Germany—April 21, 2006—Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft (NYSE: BAY), announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to its previously announced tender offer for all outstanding bearer shares of Schering Aktiengesellschaft (NYSE: SHR), including all bearer shares represented by American depositary shares (ADSs) has expired.

        The expiration of the HSR Act waiting period satisfies the condition to the tender offer described in clause (ii) of Section 6.1.2 of the Offer Document first published on April 13, 2006. The offer remains subject to the condition set forth in clause (i) of Section 6.1.2 of the Offer Document, which has not yet been satisfied, that the proposed acquisition have been cleared, or deemed to have been cleared, by the European Commission.

Important Information:

        This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.bayer.com.

        This is not an offer of Bayer AG's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

        Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

Contact:	Alan Miller/Jennifer Shotwell Innisfree M&A Incorporated 212-750-5833

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U.S. Antitrust Waiting Period Expires for Schering AG Tender Offer